UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)

Real Estate Contacts, Inc.
Name of Issuer

Common Stock, $0.00001 par value
Title of Class of Securities

75585A 508
CUSIP No.

Harrison Law, P.A., 8955 U.S. Highway 301 N., No. 203, Parrish, FL 34219 941-723-7564
Name Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2016
Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 75585A 508
(1)	Names of Reporting Persons. James Eugene Thomas Jr.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
(6)		Citizenship or Place of Organization: United States
Number Of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 3,000,000
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 3,000,000
	(10)	Shared Dispositive Power: 0
(11)		Aggregate amount beneficially owned by each reporting person: 3,000,000
(12)		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)		Percent of Class Represented by Amount in Row (11): 7%*
(14)		Type of Reporting Person (See Instructions): IN

*Based on 40,246,724 shares of Common Stock outstanding as of November 30, 2016.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock (“Common Stock”), of Real Estate Contacts, Inc. (the “Issuer”), with its principal executive offices located at 8878 Covenant Avenue, Suite 209, Pittsburgh, PA.  15237

Item 2. Identity and Background.

(a)

This statement is being filed by James Eugene Thomas Jr. (the “Reporting Person”).

(b)

The Reporting Person’s address of is 68Bartleytown Rd., Ashcamp, KY  41512.

(c)

Reporting Person is a truck driver for Neat & Roberts, Inc., an interstate trucking company, 10739 S Highway 127, Dunnville, KY  42528.

(d)

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)

The Reporting Persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Employment Services.

Item 4.  Purpose of Transaction.

The stock was acquired for investment purposes.

Item 5.  Interest in Securities of the Issuer.

(a)

The Reporting Person is the beneficial owner of the 3,000,000 Shares, or approximately 7% of the Shares outstanding.

(b)

The Reporting Person has sole voting and dispositive power with respect to the 3,000,000 Shares beneficially owned by him.

(c)

During the past 60 days, there have been no transactions in shares of Common Stock by the Reporting Person.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2016	by:	/s/ James Eugene Thomas Jr.
James Eugene Thomas Jr.